Filed Pursuant to Rule 433
Registration Statements No. 333-257827 and No. 333-262548

Issuer Free Writing Prospectus

Republic of Chile
US$2,000,000,000 4.340% Notes due 2042
Final Terms and Conditions
as of March 2, 2022

Issuer:	Republic of Chile

Title:	4.340% Notes due 2042

Expected Ratings[1]:	A1 / A / A- (Moody’s / S&P / Fitch)

Currency:	U.S. Dollars (US$)

Principal Amount:	US$2,000,000,000

Maturity Date:	March 7, 2042

Trade Date:	March 2, 2022

Expected Settlement Date (T+3):	March 7, 2022

Benchmark Treasury:	UST 2.375% due February 15, 2042

Benchmark Treasury Price/Yield:	100-14+ / 2.346%

Spread to Benchmark Treasury:	+200 basis points

Yield to Maturity:	4.346%

Public Offering Price:	99.920% plus accrued interest, if any, from (and including) March 7, 2022 to (but excluding) the Settlement Date

Interest:	4.340% per annum, subject to the paragraphs immediately below, payable semi-annually in arrears

Subsequent Rate of Interest:

Under the terms of the notes, from and including March 7, 2034 (the “Interest Rate Step-Up Date”), the interest rate payable on the notes shall be increased by either 12.50 or 25 basis points to an annual rate of 4.465% or 4.590% (the initial interest rate plus such increase being referred to as the “Subsequent Rate of Interest”), in each case, as set forth in the immediately succeeding paragraph, unless at least 30 days prior to the Interest Rate Step-Up Date (the “Notification Date”) Chile has delivered an officers’ certificate to the trustee (the “Satisfaction Notification”) certifying that (i) each of the SPT Events has been satisfied and (ii) the satisfaction of each SPT Event has been verified in the Verification Reports, which shall be published on Chile’s website.

If, as of the Notification Date, Chile has not delivered a Satisfaction Notification to the trustee confirming satisfaction with, and published the Verification Reports verifying the satisfaction of, (i) both the SPT Event 1a and the SPT Event 1b, the interest rate payable on the notes will be increased by 12.50 basis points per year from and including the Interest Rate Step-Up Date up to but excluding the maturity date; and (ii) the SPT Event 2, the interest rate payable on the notes will be increased by 12.50 basis points per year from and including the Interest Rate Step-Up Date up to but excluding the maturity date.

Capitalized terms used herein and not defined shall have the meaning ascribed to them under “Description of the Notes—General Terms of the Notes—Certain Definitions” in the preliminary prospectus supplement.

Sustainability Performance Targets:

SPT Event 1a: achieving annual Absolute GHG Emissions of 95 MtCO2e by December 31, 2030.

SPT Event 1b: achieving a maximum Absolute GHG Emissions budget of 1,100 MtCO2e between January 1, 2020 and December 31, 2030.

SPT Event 2: generating 60% of the total electricity generated in Chile in the year ended December 31, 2032 from non-conventional renewable sources.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears

Interest Payment Dates:	Interest payment dates shall be on March 7 and September 7 of each year, commencing on September 7, 2022

Optional Redemption:

Prior to September 7, 2041 (six months prior to their maturity date) (the “Par Call Date”), Chile may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (calculated at a rate of 4.340% per year until the interest period immediately following the Interest Rate Step-Up Date, at which point the interest rate shall be the applicable Subsequent Rate of Interest) discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, Chile may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Chile as described under “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

Day Count:	30/360

Format:	SEC Registered; Global

CUSIP/ISIN:	168863 DY1 /US168863DY16

Governing Law:	State of New York

Listing:	Application will be made to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM

Joint Bookrunners (Allocation):	BNP Paribas Securities Corp. (US$666,667,000) Credit Agricole Securities (USA) Inc. (US$666,667,000) SG Americas Securities, LLC (US$666,666,000)

Joint Structuring Advisors:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. SG Americas Securities, LLC

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about March 7, 2022, which will be the third Business Day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed registration statements (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BNP Paribas at +1-800-854-5674 or Credit Agricole at +1-866-807-6030 or Societe Generale at 1-855-881-2108.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921091057/tm2121792d1_sb.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465922011948/tm225317d1_sb.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921086425/tm2120763d1_18k.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921087281/tm2121106d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921094010/tm2122593d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921115143/tm2127409d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921147018/tm2134648d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465922007880/tm223062d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465922025373/tm227266d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465922025391/tm227266d2_424b3.htm

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

5